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VIA EDGAR Ms. Sonia Bednarowski, Esq. Ms. Susan Block, Esq. Office of Finance United States Securities and Exchange Commission Division of Corporate Finance 100 F Street, N.E. Washington, D.C. 20549	June 21, 2021

Re:         iShares® Gold Trust Micro
Amendment No. 1 to Registration Statement on Form S-1
Filed May 11, 2021
File No. 333-253614

Dear Mses. Bednarowski and Block:

On behalf of our client, iShares Gold Trust Micro (the "Trust"), set forth below are the Trust's responses to comments from the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") by letter dated May 21, 2021 (the "Comment Letter") in connection with the Trust's Pre-Effective Amendment No. 1 to Registration Statement on Form S-1 (the "Registration Statement"), which was filed with the SEC on May 11, 2021. Concurrently with the filing of this response letter, the Trust is filing Pre-Effective Amendment No. 2 to the Registration Statement (the "Amended Registration Statement"). The Amended Registration Statement has been updated in response to the Staff’s comment made in the Comment Letter.

The Trust's responses are set out in the order in which the comments were set out in the Comment Letter and are numbered accordingly.

All page references in the responses below are to the pages of a marked copy of the Amended Registration Statement, which was submitted today by the Trust via EDGAR, unless otherwise specified.

CLIFFORD CHANCE US LLP

Sonia Bednarowski, Esq.

Susan Block, Esq.

United States Securities and Exchange Commission

June 21, 2021

Prospectus Summary, page 1

1.

Refer to your response to comment 2. Please include a brief summary here of the Sponsor's conflicts of interests related to its its promotion, management or investment management of other accounts, funds or trusts. In addition, please disclose here that the Sponsor and the Trustee may agree to amend the Trust Agreement, including to increase the Sponsor's Fee, without Shareholder consent.  In this regard, we note that you discuss the conflicts of interests and the ability of the Sponsor and Trustee to amend the Trust Agreement in greater detail elsewhere in your prospectus.

In response to the Staff's comment, the Trust has revised the prospectus on page 1 to include a brief summary of the Sponsor's conflicts of interests and the ability of the Sponsor and Trustee to amend the Trust Agreement, including to increase the Sponsor's Fee, without Shareholder consent.

Should the Staff have any additional questions or comments regarding any of the foregoing, please do not hesitate to call me at (212) 878-3180 or Jason D. Myers at (212) 878-8324.

Sincerely, /s/ Clifford R. Cone Clifford R. Cone

cc:	Deepa Damre Smith, BlackRock, Inc. Marisa Rolland, Blackrock, Inc. Jason D. Myers, Clifford Chance US LLP Tae Ho Cho, Clifford Chance US LLP